Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of _July 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: July 18, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, July 18, 2006 Page 1 of 27

Half-yearly Report 2006
Stockholm, July 18, 2006
•	Net sales increased to SEK 49,875m (46,099) and income for the period from continuing operations amounted to SEK 773m (748), or SEK 2.62 (2.57) per share

•	European appliances results lower, reflecting the clearance of inventories related to the EU directive on hazardous materials

•	North American appliances sales up and margin stable

•	Floor-care products up strongly in North America and Europe

•	Continued strong profit in Latin America

•	Strong cash flow in the second quarter

•	Group outlook for 2006 is maintained

•	Outdoor Products is reported as discontinued operations

				First	First
	Q2	Q2	Change	half	half	Change
SEKm	2006	2005	%	2006	2005	%

Continuing operations:
Net sales	25,322	24,239	4.5	49,875	46,099	8.2
Operating income1)	862	750	14.9	1,317	1,249	5.4
Operating income, excluding items affecting comparability	844	750	12.5	1,444	1,249	15.6
Margin, %	3.3	3.1		2.9	2.7
Income after financial items	783	610	28.4	1,170	1,046	11.9
Income after financial items, excluding items affecting comparability	765	610	25.4	1,297	1,046	24.0
Margin, %	3.0	2.5		2.6	2.3
Income for the period	541	436	24.1	773	748	3.3
Income for the period, excluding items affecting comparability	546	436	25.2	923	748	23.4
Earnings per share, SEK2)	1.83	1.50	22.0	2.62	2.57	1.9
Value creation	257	69	188	233	-40	273
Return on net assets, %				15.1	13.7
Return on net assets excluding items affecting comparability, %				13.1	11.6
Total, including discontinued operations:3)
Income for the period	1,165	1,196	-2.6	1,972	2,050	-3.8
Earnings per share, SEK2)	3.95	4.11	-3.9	6.70	7.04	-4.8

1)	Operating income includes items affecting comparability in the amount of SEK 18m (0) for the second quarter of 2006 and SEK -127m (0) for the first half.

2)	Before dilution, based on an average of 295.0 (291.2) million shares for the second quarter after buy-back and 294.5 (291.2) .for the first half. For earnings per share after dilution, see page 11.

3)	Discontinued operations includes the period January-May.

The Group ´s Outdoor Products operations were distributed under the name of Husqvarna to the Electrolux shareholders in June, 2006. The results for these operations are included in this interim report for the period January-May 2006. The Husqvarna results are excluded from the sales and expense lines of the income statement and reported as a single net in the item “Income for the period for discontinued operations”, in accordance with International Financial Reporting Standards (IFRS), described on page 20.
Electrolux applies IFRS as adopted by the European Union. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council.
Net sales and income
Second quarter
Net sales for the Electrolux Group in the second quarter of 2006 amounted to SEK 25,322m as against SEK 24,239m in the previous year. Sales were positively impacted by changes in volume/price/mix as well as exchange rates.

Changes in net sales	Q2
%	2006

Changes in Group structure	-0.9
Changes in exchange rates	1.7
Changes in volume/price/mix	3.7

Total	4.5

Operating income increased by 14.9% to SEK 862m (750), corresponding to 3.4% (3.1) of net sales. Income after financial items improved to SEK 783m (610), which corresponds to 3.1% (2.5) of net sales. Income for the period from continuing operations increased to SEK 541m (436), corresponding to SEK 1.83 (1.50) in earnings per share.
Income for the period including discontinued operations decreased to SEK 1,165 m (1,196), corresponding to SEK 3.95 (4.11) in earnings per share. Income from discontinued operations refers to the former Outdoor Products operations and amounts to SEK 624m (760). For information on accounting principles for discontinued operations, see page 20.
Income excluding items affecting comparability
The above mentioned operating income figure for the second quarter of 2006 includes items affecting comparability in the amount of SEK 18m. This includes a charge of SEK -43m for the previously announced closure of the compact appliances factory in Torsvik, Sweden, as well as a capital gain of SEK 61m for the divestment of the wholesale financing operations in Electrolux Financial Corporation in the US. No items affecting comparability were reported in the second quarter of 2005. More information can be found on page 10 and in the table on page 11.
Excluding the above-mentioned items affecting comparability, operating income for the second quarter of 2006 increased by 12.5% to SEK 844m (750), corresponding to 3.3% (3.1) of net sales. Income after financial items increased by 25.4% to SEK 765m (610), representing 3.0% (2.5) of net sales. Income for the period from continuing operations increased by 25.2% to SEK 546m (436), corresponding to SEK 1.85 (1.50) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared to the second quarter of 2005, including both translation and transaction effects, had a positive impact of SEK 19m on operating income. Transaction effects net of hedging contracts amounted to SEK -3m. Translation of income statements in subsidiaries had an effect of SEK 22m.

The effect of changes in exchange rates on income after financial items amounted to SEK 10m.
Financial net
Net financial items for the second quarter decreased to SEK -79m compared to SEK -140m for the same period in the previous year. The decrease is mainly due to lower net borrowings.
First half of 2006
Net sales for the Electrolux Group in the first half of 2006 amounted to SEK 49,875m as against SEK 46,099m in the previous year. Sales were positively impacted by changes in exchange rates as well as changes in volume/price/mix.

Changes in net sales	First half
%	2006

Changes in Group structure	-0.8
Changes in exchange rates	5.2
Changes in volume/price/mix	3.8

Total	8.2

Operating income increased by 5.4% to SEK 1,317m (1,249), corresponding to 2.6% (2.7) of net sales. Income after financial items amounted to SEK 1,170m (1,046), which corresponds to 2.3% (2.3) of net sales. Income for the period from continuing operations improved to SEK 773m (748), corresponding to SEK 2.62 (2.57) in earnings per share.
Income for the period including discontinued operations amounted to SEK 1,972m (2,050), corresponding to SEK 6.70 (7.04) in earnings per share. Income from discontinued operations refers to the former Outdoor Products operations and amounts to SEK 1,199m (1,302).
Income excluding items affecting comparability
The above mentioned operating income figures for the first half of 2006 include items affecting comparability in the amount of SEK -127m, (see table on page 11). No items affecting comparability were reported in the first half of 2005.
Excluding the above-mentioned items affecting comparability, operating income for the first half of 2006 increased by 15.6% to SEK 1,444m (1,249), corresponding to 2.9% (2.7) of net sales. Income after financial items improved by 24.0% to SEK 1,297m (1,046), representing 2.6% (2.3) of net sales. Income for the period from continuing operations increased by 23.4% to SEK 923m (748), corresponding to SEK 3.13 (2.57) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared to the previous year, including both translation and transaction effects, had a positive impact of SEK 70m on operating income. Transaction effects net of hedging contracts amounted to SEK 25m. Translation of income statements in subsidiaries had an effect of SEK 45m.
The effect of changes in exchange rates on income after financial items amounted to SEK 62m.
Financial net
Net financial items for the first half of 2006 decreased to SEK -147m compared to SEK -203m for the same period in the previous year. The decrease is mainly due to the decrease in net borrowings.

Outlook — for full year 2006*
The outlook is unchanged from when it was first reported in February, 2006:
Market demand for appliances in 2006 is expected to show some growth in both Europe and North America as compared to 2005. Efforts to strengthen the Group’s competitive position through investments in product development and in building the Electrolux brand will continue.
Operating income for the Electrolux Indoor Products operations in 2006 is expected to be somewhat higher than in 2005, excluding items affecting comparability.

*). Please note that the outlook relates only to the Indoor operations.
Cash flow
Cash flow from operations and investments increased significantly in the second quarter of 2006, over the previous year. The increase reflects a significant improvement in inventory, receivables and payables as well as the proceeds of the divestment of the operations in Electrolux Financial Corporation in the US. The reduction of extra inventory following the closure of the American Greenville plant was an important factor.

			First	First
Cash flow from continuing operations	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Cash flow from operations, excluding change in operating assets and liabilities	854	1,214	1,779	2,075	5,266
Change in operating assets and liabilities	673	-1,493	311	-2,603	-1,804

Cash flow from operations	1,527	-279	2,090	-528	3,462
Divestment of operation	1,218	—	1,218	—	-370
Capital expenditure in tangible fixed assets	-792	-824	-1,370	-1,525	-3,654
Other	86	-268	-76	-259	-461

Cash flow from investments	512	-1,092	-228	-1,784	-4,485

Cash flow from operations and investments	2,039	-1,371	1,862	-2,312	-1,023

Financial position
Equity
Total equity as of June 30, 2006, amounted to SEK 18,587m (25,526), which corresponds to SEK 64.03 (87.66) per share. Return on equity for the first half of 2006 was 15.8% (16.6). Excluding items affecting comparability, return on equity was 17.0% (16.6).
Net borrowings
Net borrowings decreased to SEK -2,245m (8,535) as a result of the allocation of debt to the Outdoor Products operations and the strong cash flow from operations that the Group generated in the first half of 2006. The net debt/equity ratio was -0.12 (0.33). The equity/assets ratio was 33.1% (31.9).

Net borrowings	June 30,	June 30,	Dec 31,
SEKm	2006	2005	2005

Interest-bearing liabilities	8,241	14,866	8,914
Liquid funds	10,486	6,331	5,940

Net borrowings	-2,245	8,535	2,974
Net debt/equity ratio	-0.12	0.33	0.11
Equity/assets ratio, %	33.1	31.9	33.6

The balance-sheet items for 2005 are given in the half-yearly report in accordance with the historical financial statements. In accordance with International Financial Reporting Standards IFRS, previous periods have not been adjusted for the distributed Outdoor Products operations. A more relevant comparison of working capital and net assets for the Electrolux Group’s current operations is given in the table below, exclusive of the Outdoor Products operations.

		June 30,		Dec 31,
		excluding		excluding
Working capital and net assets	June 30,	Outdoor	June 30,	Outdoor	Dec 31,
SEKm	2006	2005	2005	2005	2005

Inventories	12,473	14,297	19,206	12,342	18,606
Trade receivables	18,548	20,195	26,604	20,944	24,269
Accounts payable	-14,606	-14,683	-17,126	-14,576	-18,798
Provisions	-13,692	-13,239	-14,175	-14,945	-15,609
Prepaid and accrued income and expenses	-6,353	-6,727	-7,812	-6,971	-7,762
Taxes and other assets and liabilities	-897	-854	-1,303	-593	-737

Working capital	-4,527	-1,011	5,394	-3,799	-31

Property, plant and equipment	14,041	14,869	18,417	14,776	18,622
Goodwill	2,009	2,161	3,859	2,144	3,872
Other non-current assets	3,543	3,040	3,678	3,540	4,169
Deferred tax assets and liabilities	985	1,960	1,895	1,281	1,533

Net assets	16,051	21,019	33,243	17,942	28,165

Return on net assets, %	15.1	13.7	21.5	5.4	13.0
Return on net assets, excluding items affecting comparability, %	13.1	11.6	19.4	17.9	20.6
Value creation, SEKm	233	-40	1,221	1,345	2,913

Figures for the previous year in the comments below concerning working capital, net assets and value created are excluding Outdoor Products operations according to the table above.
Working capital
Working capital as of June 30, 2006, amounted to SEK -4,527m (-1,011), corresponding to -4.5% (-1.0) of annualized net sales. Inventories amounted to SEK 12,473m (14,297) and trade receivables to SEK 18,548m (20,195), corresponding to 12.5% (14.1) and 18.6% (19.9) of annualized net sales, respectively. Accounts payable amounted to SEK 14,606m (14,683), corresponding to 14.6% (14.5) of annualized net sales.
Net assets and return on net assets
Net assets as of June 30, 2006, amounted to SEK 16,051m (21,019). Average net assets for the period decreased to SEK 17,408m (18,235). Adjusted for items affecting comparability, average net assets amounted to SEK 22,013m (21,476), corresponding to 22.1% (23.3) of net sales. Items affecting comparability includes restructuring provisions and the adjustment of pension liabilities in accordance with minimum liability in the US for 2002 and 2003 as well as the non-recurring effect of implementing the new accounting standard RR 29, Employee Benefits, in 2004.
The return on net assets was 15.1% (13.7), and 13.1% (11.6) excluding items affecting comparability.

Value created
Value creation is the primary financial performance indicator for measuring and evaluating financial performance within the Group. The model links operating income and asset efficiency with the cost of the capital employed in operations. The model measures and evaluates profitability by region, business area, product line, or operation.
Total value created during the first half of 2006 was SEK 233m as compared to SEK -40m in the previous year, excluding the outdoor operations. The WACC rate for 2006 was computed at 11% as compared to 12% for 2005. The change in WACC rate had a positive impact of SEK 110m on value created in 2006. The capital-turnover rate was 4.53 (4.29).
Repurchase and transfer of own shares
As in previous years, the Annual General Meeting authorized the Board of Directors to acquire and transfer own shares. Shares may be acquired on the condition that, following each repurchase transaction, the company holds a maximum of 10% of the total number of shares.
6,000,000 shares were repurchased in the first half of 2006 and senior managers purchased 3,160,084 B-shares from Electrolux under the terms of the employee stock option programs. As of June 30, 2005, Electrolux held 18,661,155 B-shares, corresponding to 6.0% of the total number of outstanding shares. See table on page 14.

Operations by business area during the second quarter
Changes in net sales and operating income by business area in comparable currencies are given on page 16.
Consumer Durables, Europe

			First	First
Consumer Durables, Europe	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	10,336	10,116	20,335	20,047	43,755
Operating income	376	486	781	902	2,602
Operating margin, %	3.6	4.8	3.8	4.5	5.9

Industry shipments of core appliances		First
in Europe	Q2	half
Units, year-on-year, %	2006	2006

Western Europe	1.4	2.7
Eastern Europe (excluding Turkey)	9.2	5.3

Total Europe	3.1	3.3

Total industry shipments of core appliances in Europe increased by 3% in the second quarter compared to the corresponding quarter in 2005. Shipments in Western Europe rose by 1% and in Eastern Europe by 9%.
Group sales of core appliances in Europe rose in the second quarter, due mainly to higher volumes. Operating income in the corresponding quarter of 2005 included a capital gain of SEK 80m, as communicated in the Half-yearly Report 2005. Excluding this item, operating income and margin were down slightly for the quarter.
The RoHS Directive (European Union Directive on the Restriction of the use of certain Hazardous Substances in electrical and electronic equipment) went into effect on July 1, 2006. It prohibits, with some exceptions, the sale of electrical or electronic products containing specific hazardous substances in the European market. In recent years the Group has implemented a comprehensive program for phase-out of these substances. During the second quarter, remaining products that did not meet the criteria of the directive were sold at discounted prices. Continued costs referring to the closure of the plant in Nuremberg, Germany, also had an adverse effect on operating income and margin. These costs were partially offset by savings in materials costs and prior restructurings.
The market for floor-care products in Europe increased somewhat in the second quarter compared to the same period last year. Group sales showed stronger growth than the market due to higher volumes, with particular success for new bagless floor-care products. Operating income and margin both increased, primarily due to higher volumes and strong sales of higher-margin products.

Consumer Durables, North America

			First	First
Consumer Durables, North America	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	9,287	8,478	18,384	15,651	35,134
Operating income	383	350	596	518	1,444
Operating margin, %	4.1	4.1	3.2	3.3	4.1

Industry shipments of appliances		First
in the US	Q2	half
Units, year-on-year, %	2006	2006

Core appliances	0.8	4.2
Major appliances	2.1	10.7

Industry shipments of core appliances in the US rose by 1% in the second quarter compared to the same quarter in 2005. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by 2%.
Group sales rose by 10% in the second quarter, reflecting the benefits of price increases and improved mix over the past year. Group sales were strongest in refrigerators and cooking equipment, where product innovation is driving a large and growing market share and good margins. Lower sales for laundry equipment reflected increased competition in the rapidly growing market for front-load washers. Operating income rose in line with sales. The benefits of lower unit costs at the new plant in Juarez, Mexico, as well as other cost savings in North America were offset by start-up costs in Juarez and higher costs for materials and components.
The market for floor-care products in North America declined during the first five months of 2006 in comparison with the corresponding period last year. Group sales increased significantly, primarily due to expanded distribution through US retailers. Operating income and margin increased significantly, largely as a result of the higher volumes.
Consumer Durables, Latin America

			First	First
Consumer Durables, Latin America	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	1,697	1,423	3,466	2,621	5,819
Operating income	76	-11	153	-15	123
Operating margin, %	4.5	-0.8	4.4	-0.6	2.1

Shipments of major appliances rose by 13% in the second quarter as compared with the second quarter last year in Brazil, the Group’s major Latin American market.
Sales for the Group’s operations in Latin America rose by 18% in the second quarter, reflecting higher volumes, the impact of higher-end new products, and better pricing. Operating margin improved from a negative level in the second quarter of 2005 to 4.4% this year, due to strong sales growth and cost savings.

Consumer Durables, Asia/Pacific

			First	First
Consumer Durables, Asia/Pacific	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	2,196	2,475	4,290	4,594	9,276
Operating income	54	-16	7	-29	13
Operating margin, %	2.5	-0.6	0.2	-0.6	0.1

Australia and New Zealand
Market demand for major appliances in Australia showed a slight increase in the second quarter compared to the same quarter last year, while the New Zealand market showed a decline. Asian producers are increasing their presence in these markets, in particular for top-load washing machines.
The Group’s shift toward the fast-growing markets for front-load laundry equipment and high-end side-by-side refrigerators caused a temporary decline in sales during the second quarter. Operating income increased as earlier restructuring measures began to generate positive effects.
China
Available market statistics for major appliances shipments in China indicate an increase over the first five months. Sales of Electrolux major appliances declined in the second quarter compared to the same period a year ago as the Group exited a number of unprofitable retail outlets, de-emphasized low-margin products and sought to increase the mix of sales of higher-end products and concentrate on fewer regions. Operating income was in line with last year but remained negative. Improved logistical efficiency and lower marketing and administrative costs were offset by low manufacturing capacity utilization.
Professional Products

			First	First
Professional Products	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	1,749	1,739	3,337	3,170	6,686
Operating income	143	137	226	188	463
Operating margin, %	8.2	7.9	6.8	5.9	6.9

Demand in Europe for both food service and laundry equipment is estimated to have been higher in the second quarter compared to the same period last year.
Group sales of food-service equipment showed good growth due to higher volumes. Operating income and margin also increased, due to higher volumes, cost savings for marketing and administration, and a larger mix of own-manufactured products.
While the order book remains strong, Group shipments of laundry equipment declined somewhat. This was due largely to temporary problems in obtaining European components during the transfer of production from Denmark to Thailand, as well as lower sales in the US. Operating income and margin reflected the decline in sales.

Structural changes
In April 2006, the Board decided to close the compact appliances factory in Torsvik, Sweden, and transfer production to existing facilities in Poland. The transfer is scheduled for completion in the first quarter of 2007. The closure will affect approximately 160 employees. Restructuring cost for this measure amounts to SEK 43m, which was taken as a charge against operating income in the second quarter of 2006, within items affecting comparability.
The inventory finance business of Electrolux Financial Corporation, the Group’s operation providing wholesale and consumer financial services operation in the US, was divested to Textron Financial Corporation as of June 30, 2006. The new owner will give the Group’s customers in the US access to a broader offering of wholesale inventory financing and other financial services. Textron Financial will be the preferred provider of such services to the Group’s customers within major appliances in the US. The capital gain on the proceeds, which amounted to SEK 61m, has been reported within items affecting comparability in the second quarter of 2006. The effect on cash flow amounted to SEK 1,218m.
On July 17, 2006, Electrolux signed an agreement to divest its 50% stake in Nordwaggon AB to Transwaggon AB. The transaction will involve a capital loss of approximately SEK -180m, which will be taken as a charge against operating income in the third quarter of 2006, within items affecting comparability. Nordwaggon is a Swedish-based railcar operator that is owned 50% by Electrolux and 50% by the Swedish state-owned AB Swedcarrier. Electrolux entered into this partnership in 1984 in order to fulfill a need for special purpose-railcars. Swedcarrier is part of the transaction and is divesting its 50% stake in Nordwaggon to Transwaggon. With the transaction, Electrolux is released from letters of support, issued jointly with Swedcarrier, for loans and leasing agreements totaling SEK 1,400m.
Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
As of June 30, 2006, the Group had a total of 1,162 cases pending, representing approximately 8,050 plaintiffs. A total of 147 new cases with approximately 300 plaintiffs were filed and 97 pending cases with approximately 500 plaintiffs were resolved during the second quarter of 2006. Approximately 6,470 of the plaintiffs relate to cases pending in the state of Mississippi.
Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.
Parent Company
Net sales for the Parent Company, AB Electrolux, for the first half year of 2006 amounted to SEK 2,918m (3,154). Income after financial items was SEK 5,586m (-598), including dividends from subsidiaries in the amount of SEK 5,455m (426). Income for the period amounted to SEK 5,612m (-396).
Capital expenditures in tangible and intangible assets were SEK 8m (7). Liquid funds at the end of the period amounted to SEK 5,916m (2,965) as against SEK 2,522m at the start of the year.
Stockholm, July 18, 2006

Hans Stråberg
President and CEO

Consolidated income statement

			First	First
	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	25,322	24,239	49,875	46,099	100,701
Cost of goods sold	-19,476	-18,673	-38,448	-35,530	-77,230

Gross operating income	5,846	5,566	11,427	10,569	23,471
Selling expenses	-3,837	-3,681	-7,652	-7,118	-14,635
Administrative expenses	-1,185	-1,222	-2,344	-2,344	-4,945
Other operating income/expenses	20	87	13	142	173
Items affecting comparability	18	—	-127	—	-3,020

Operating income*	862	750	1,317	1,249	1,044
Margin, %	3.4	3.1	2.6	2.7	1.0

Financial items, net	-79	-140	-147	-203	-550

Income after financial items	783	610	1,170	1,046	494
Margin, %	3.1	2.5	2.3	2.3	0.5
Taxes	-242	-174	-397	-298	-636

Income for the period from continuing operations	541	436	773	748	-142
Income for the period from discontinued operations	624	760	1,199	1,302	1,905
Income for the period	1,165	1,196	1,972	2,050	1,763
Attributable to:
Equity holders of the Parent Company	1,165	1,196	1,972	2,050	1,763
Minority interests in income for the period	0	0	0	0	0

	1,165	1,196	1,972	2,050	1,763
* ) Operating income includes:
Depreciation and amortization	-706	-626	-1,394	-1,219	-2,583
Operating income for the divested operation in India	—	-32	—	-48	-48
Continuing operations
Earnings per share, SEK	1.83	1.50	2.62	2.57	-0.49
After dilution, SEK	1.82	1.49	2.61	2.56	-0.49

Total
Earnings per share, SEK	3.95	4.11	6.70	7.04	6.05
Diluted, SEK	3.93	4.09	6.65	7.01	6.01
Number of shares after buy-backs, million	290.3	291.2	290.3	291.2	293.1
Average number of shares after buy-backs, million	295.0	291.2	294.5	291.2	291.4
Diluted, million	296.7	292.4	296.7	292.4	293.2

Items affecting comparability

			First	First
	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Restructuring provisions and write-downs
Appliances plant in,Torsvik, Sweden	-43	—	-43	—	—
Appliances plant in Nuremberg, Germany	—	—	-145	—	-2,098
Appliances, Europe	—	—	—	—	-535
Reversal of unused restructuring provisions	—	—	—	—	32
Capital gains/losses on divestments				—
Divestment of Electrolux Financial Corp, USA	61	—	61	—	—
Divestment of Indian operation	—	—	—	—	-419

Total	18	—	-127	—	-3,020

Consolidated balance sheet

	June 30,	June 30,	Dec 31,
SEKm	2006	2005	2005

Assets
Property, plant and equipment	14,041	18,417	18,622
Goodwill	2,009	3,859	3,872
Other intangible assets	1,736	2,122	2,228
Non-current derivatives	47	221	118
Other non-current assets	4,065	4,700	4,891

Total non-current assets	21,898	29,319	29,731
Inventories	12,473	19,206	18,606
Trade receivables	18,548	26,604	24,269
Other current assets	3,717	5,014	4,488
Current derivatives	741	402	421
Short-term investments	3,284	993	623
Cash and cash equivalents	6,063	4,360	4,420

Total current assets	44,826	56,579	52,827

Total assets	66,724	85,898	82,558

Equity and liabilities
Total equity attributable to equity holders of the Parent Company	18,586	25,514	25,887
Minority interests	1	12	1

Total equity	18,587	25,526	25,888
Long-term borrowings	4,814	5,830	5,257
Non-current derivatives	8	38	6
Deferred tax liabilities	1,273	1,250	1,417
Provisions for pensions and other post-employment benefits	7,391	8,875	8,226
Long-term provisions	4,352	3,009	4,377

Total non-current liabilities	17,838	19,002	19,283
Accounts payable	14,606	17,126	18,798
Tax liabilities	1,022	1,276	1,123
Short-term liabilities	9,377	11,876	11,006
Short-term borrowings	2,620	7,691	3,076
Current derivatives	725	1,110	378
Other provisions	1,949	2,291	3,006

Total current liabilities	30,299	41,370	37,387

Total equity and liabilities	66,724	85,898	82,558

Contingent liabilities	1,395	1,247	1,302

Consolidated cash flow statement

			First	First
	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Operations
Income after financial items	783	610	1,170	1,046	494
Depreciation and amortization	706	626	1,394	1,219	2,583
Capital gain/loss included in operating income	-61	—	-61	—	419
Restructuring provisions	-203	-104	-288	-261	2,164
Share-based compensation	17	15	37	29	88
Change in accrued and prepaid interest	35	97	-110	35	58
Taxes paid	-423	-30	-363	7	-540

Cash flow from operations, excluding change in operating assets and liabilities	854	1,214	1,779	2,075	5,266
Change in operating assets and liabilities
Change in inventories	-118	-1,296	-846	-2,652	-935
Change in trade receivables	-140	-1,119	1,118	-350	-1,749
Change in other current assets	-377	-290	-383	-343	253
Change in accounts payable	1,108	353	789	238	190
Change in other operating liabilities and provisions	200	859	-367	504	437

Cash flow from operating assets and liabilities	673	-1,493	311	-2,603	-1,804

Cash flow from operations	1,527	-279	2,090	-528	3,462
Investments
Acquisition/divestment of operations	1,218	—	1,218	—	-370
Capital expenditure in property, plant and equipment	-792	-824	-1,370	-1,525	-3,654
Capitalization of product development and software	-311	-87	-432	-215	-405
Other	397	-181	356	-44	-56

Cash flow from investments	512	-1,092	-228	-1,784	-4,485

Total cash flow from operations and investments	2,039	-1,371	1,862	-2,312	-1,023
Financing
Change in short-term investments	-3,440	544	-2,901	-573	-122
Change in borrowings	902	4,376	-290	1,259	-933
Dividend	-2,222	-2,038	-2,222	-2,038	-2,038
Sale of repurchased shares	-537	1	-96	1	355

Cash flow from financing	-5,297	2,883	-5,509	-1,351	-2,738
Cash-flow from continuing operations	-3,258	1,512	-3,647	-3,663	-3,761
Cash-flow from discontinued operations
Cash-flow from operations	1,892	2,729	-2,081	-825	3,078
Cash-flow from investments	-233	-377	-727	-666	-1,342
Cash-flow from financing	3,992	-2,349	8,504	1,501	-1,597

Cash-flow from discontinued operations	5,651	3	5,696	10	139
Total cash flow	2,393	1,515	2,049	-3,653	-3,622
Cash and cash equivalents at beginning of period	4,420	2,739	4,420	7,675	7,675
Exchange-rate differences	-750	106	-406	338	367
Cash and cash equivalents at end of period	6,063	4,360	6,063	4,360	4,420
Change in net borrowings
Total cash flow, excluding change in loans and other liquid funds	9,443	-1,056	5,240	-5,840	-970
Net borrowings at beginning of period	-6,775	-6,494	-2,974	-1,141	-1,141
Exchange-rate differences referring to net borrowings	-423	-985	-21	-1,554	-863
Net borrowings at end of period	2,245	-8,535	2,245	-8,535	-2,974

Change in total equity

	First	First
	half	half	Full year
SEKm	2006	2005	2005

Opening balance according to IFRS, excluding IAS 39	—	23,636	23,636
Effects of implementing IAS 39	—	-2	-2

Adjusted opening balance according to IFRS	25,888	23,634	23,634
Dividend payment	-2,222	-2,038	-2,038
Dividend of Husqvarna shares	-5,696	—	—
Repurchase and sale of shares	-96	1	331
Share-based payments	37	29	72
Changes in revaluation and hedge reserve	699	-703	33
Translation differences	-1,995	2,553	2,093
Income for the period	1,972	2,050	1,763

Closing balance	18,587	25,526	25,888

Key ratios1)

			First	First
	Q2	Q2	half	half	Full year
	2006	2005	2006	2005	2005

Continuing operations:
Earnings per share, SEK 2)	1.83	1.50	2.62	2.57	-0.49
Excluding items affecting comparability, SEK	1.85	1.50	3.13	2.57	9.28
Return on net assets, %	—	—	15.1	13.7	5.4
Excluding items affecting comparability, %	—	—	13.1	11.6	17.9
Capital expenditure, SEKm	792	824	1,370	1,525	3,654
Average number of employees	53,451	57,992	54,234	58,545	57,858
Including discontinued operations:
Return on equity, %	—	—	15.8	16.6	7.0
Excluding items affecting comparability, %	—	—	17.0	16.6	18.3
Net debt/equity ratio	—	—	-0.12	0.33	0.11

1)	For definitions, see page 19.

2)	Before dilution, based on an average number of shares after buy-backs, see page 17.
Number of shares

				Shares held
	Outstanding	Outstanding	Shares held	by other
	A-shares	B-shares	by Electrolux	shareholders

Number of shares as of January 1, 2006	9,502,275	299,418,033	15,821,239	293,099,069

Shares sold to senior managers under the stock option programs
First quarter			-2,490,825	2,490,825
Second quarter			-669,259	669,259
Repurchase of shares
First quarter			—	—
Second quarter			6,000,000	-6,000,000

Number of shares as of June 30, 2006	9,502,275	299,418,033	18,661,155	290,259,153

As a % of the total number of shares	—	—	6.0	—

Net sales by business area

			First	First
	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Consumer Durables, Europe	10,336	10,116	20,335	20,047	43,755
Consumer Durables, North America	9,287	8,478	18,384	15,651	35,134
Consumer Durables, Latin America	1,697	1,423	3,466	2,621	5,819
Consumer Durables, Asia/Pacific	2,196	2,475	4,290	4,594	9,276
Professional Products	1,749	1,739	3,337	3,170	6,686
Other	57	8	63	16	31

Total	25,322	24,239	49,875	46,099	100,701

Operating income by business area

			First	First
	Q2	Q2	half	half	Full year
SEKm	2006	2005	2006	2005	2005

Consumer Durables, Europe	376	486	781	902	2,602
Margin, %	3.6	4.8	3.8	4.5	5.9
Consumer Durables, North America	383	350	596	518	1,444
Margin, %	4.1	4.1	3.2	3.3	4.1
Consumer Durables, Latin America	76	-11	153	-15	123
Margin, %	4.5	-0.8	4.4	-0.6	2.1
Consumer Durables, Asia/Pacific	54	-16	7	-29	13
Margin, %	2.5	-0.6	0.2	-0.6	0.1
Professional Products	143	137	226	188	463
Margin, %	8.2	7.9	6.8	5.9	6.9

Total, Business areas	1,032	946	1,763	1,564	4,645
Margin, %	4.1	3.9	3.5	3.4	4.6

Common Group costs, etc	-188	-196	-319	-315	-581
Items affecting comparability	18	—	-127	—	-3,020

Operating income	862	750	1,317	1,249	1,044

Change in net sales by business area

		Q2 2006	First	First half 2006 in
	Q2	in comparable	half	comparable
Year-over-year, %	2006	currencies	2006	currencies

Consumer Durables, Europe	2.2	1.4	1.4	-0.7
Consumer Durables, North America	9.5	7.2	17.5	8.9
Consumer Durables, Latin America	19.3	8.5	32.2	10.9
Consumer Durables, Asia/Pacific	-11.3	-10.8	-6.6	-10.1
Professional Products	0.6	0.1	5.3	3.2

Total	4.5	2.8	8.2	2.8

Change in operating income by business area

		Q2 2006	First	First half 2006
	Q2	in comparable	half	in comparable
Year-over-year, %	2006	currencies	2006	currencies

Consumer Durables, Europe	-22.6	-21.7	-13.4	-13.7
Consumer Durables, North America	9.4	-0,8	15.1	1.2
Consumer Durables, Latin America	N/A	N/A	N/A	N/A
Consumer Durables, Asia/Pacific	N/A	N/A	N/A	N/A
Professional Products	4.4	0.0	20.2	20.2

Total, excluding items affecting comparability	12.5	9.1	15.6	11.6

Exchange rates in sek

	First	First	Full year
	half 2006	half 2005	2005

USD, average	7.60	7.11	7.46
USD, end of period	7.27	7.81	7.95
EUR, average	9.33	9.15	9.28
EUR, end of period	9.24	9.42	9.40
GBP, average	13.55	13.33	13.54
GBP, end of period	13.32	14.02	13.69

Net sales and income per quarter

		Q1	Q2	Q3	Q4	Full year

Net sales, SEKm	2006	24,553	25,322
	2005	21,860	24,239	25,951	28,651	100,701

Operating income, SEKm	2006	455	862
	Margin, %	1.9	3.4
	20061)	600	844
	Margin, %	2.4	3.3
	2005	499	750	151	-356	1,044
	Margin, %	2.3	3.1	0.6	-1.2	1.0
	20051)	499	750	1,073	1,742	4,064
	Margin, %	2.3	3.1	4.1	6.1	4.0

Income after financial items, SEKm	2006	387	783
	Margin, %	1.6	3.1
	20061)	532	765
	Margin, %	2.2	3.0
	2005	436	610	-49	-503	494
	Margin, %	2.0	2.5	-0.2	-1.8	0.5
	20051)	436	610	873	1,595	3,514
	Margin, %	2.0	2.5	3.4	5.6	3.5

Income for the period, continuing operations, SEKm	2006	232	541
	20051)	312	436	-263	-627	-142

Earnings per share, continuing operations, SEK2)	2006	0.79	1.83
	20061)	1.28	1.85
	2005	1.07	1.50	-0.90	-2.15	-0.49
	20051)	1.07	1.50	2.13	4.58	9.28

Value creation, continuing operations, SEKm	2006	-23	257
	2005	-108	69	348	1,037	1,345

Income for the period, SEKm	2006	807	1,165
	2005	854	1,196	153	-440	1,763

Earnings per share, SEK2)	2006	2.75	3.95
	20061)	3.24	3.97
	2005	2.93	4.11	0.53	-1.52	6.05
	20051)	2.93	4.11	3.56	5.22	15.82

1) Excluding items affecting comparability.
2) Before dilution, based on an average number of shares after buy-backs.

Number of shares before dilution

Number of shares after buy-backs, million	2006	295.6	290.3
	2005	291.2	291.2	291.4	293.1	293.1
Average number of shares after buy-backs, million	2006	294.0	295.0
	2005	291.2	291.2	291.2	291.9	291.4

Items affecting comparability

Restructuring provisions, write-downs and	2006	-145	18
capital loss on divestment, SEKm	2005	—	—	-922	-2,098	-3,020

Net sales by business area per quarter
SEKm

		Q1	Q2	Q3	Q4	Full year

Consumer Durables, Europe	2006	9,999	10,336
	2005	9,931	10,116	11,206	12,502	43,755

Consumer Durables, North America	2006	9,097	9,287
	2005	7,173	8,478	9,553	9,930	35,134

Consumer Durables, Latin America	2006	1,769	1,697
	2005	1,198	1,423	1,381	1,817	5,819

Consumer Durables, Asia/Pacific	2006	2,094	2,196
	2005	2,119	2,475	2,240	2,442	9,276

Professional Products	2006	1,588	1,749
	2005	1,431	1,739	1,563	1,953	6,686

Operating income by business area per quarter
SEKm

		Q1	Q2	Q3	Q4	Full year

Consumer Durables, Europe	2006	405	376
	Margin, %	4.1	3.6
	2005	416	486	714	986	2,602
	Margin, %	4.2	4.8	6.4	7.9	5.9

Consumer Durables, North America	2006	213	383
	Margin, %	2.3	4.1
	2005	168	350	290	636	1,444
	Margin, %	2.3	4.1	3.0	6.4	4.1

Consumer Durables, Latin America	2006	77	76
	Margin, %	4.4	4.5
	2005	-4	-11	26	112	123
	Margin, %	-0.3	-0.8	1.9	6.2	2.1

Consumer Durables, Asia/Pacific	2006	-47	54
	Margin, %	-2.2	2.5
	2005	-13	-16	0	42	13
	Margin, %	-0.6	-0.6	0.0	1.7	0.1

Professional Products	2006	83	143
	Margin, %	5.2	8.2
	2005	51	137	117	158	463
	Margin, %	3.6	7.9	7.5	8.1	6.9

Common Group costs, etc.	2006	-131	-188
	2005	-119	-196	-74	-192	-581

Items affecting comparability	2006	-145	18
	2005	—	—	-922	-2,098	-3,020

Five-year review

	Pro
	forma
	20051)	2005	20042)	20033)	20023)	20013)

Net sales, SEKm	100,701	129,469	120,651	124,077	133,150	135,803
Operating income, SEKm	945	3,942	4,807	7,175	7,731	6,281
Margin, %	0.9	3.0	4.0	5.8	5.8	4.6
Margin, excluding items affecting comparability, %	3.9	5.4	5.6	6.2	6.1	4.7

Income after financial items, SEKm	697	3,215	4,452	7,006	7,545	5,215
Margin, %	0.7	2.5	3.7	5.6	5.7	3.8
Margin, excluding items affecting comparability, %	3.7	4.8	5.3	6.0	6.0	3.9

Income for the period, SEKm	-217	1,763	3,259	4,778	5,095	3,870
Earnings per share, SEK	-0.74	6.05	10.92	15.25	15.58	11.35
Average number of shares after buy-backs, million	291.4	291.4	298.3	313.3	327.1	340.1
Dividend, SEK	7.50	7.50	7.00	6.50	6.00	4.50

Value creation, SEKm	—	2,913	3,054	3,449	3,461	262
Return on equity, %	—	7.0	13.1	17.3	17.2	13.2
Return on net assets, %	—	13.0	17.5	23.9	22.1	15.0
Net debt/equity ratio	—	0.11	0.05	0.00	0.05	0.37
Capital expenditure, SEKm	—	4,765	4,515	3,463	3,335	4,195
Average number of employees	—	69,523	72,382	77,140	81,971	87,139

1)	Pro forma figures excluding the distributed Outdoor Products operations were presented in the press release of April 6, 2006 “Proposal on distribution of shares in Husqvarna AB to AB Electrolux shareholders”. The press release can be found on www.electrolux.com website.
2)	Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.
3)	Comparative figures for the years 2001-2003 have not been restated to comply with IFRS. A restatement of those years would follow the same pattern as restatement of 2004, i.e., the effects on income and equity would be limited.

Definitions
Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities. Current assets exclusive of liquid funds and interest-bearing financial

Working capital	receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to total equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios
Earnings per share	Income for the period divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability: [(Net sales — operating costs = operating income) - (WACC x average net assets)]. The WACC for 2006 is 11% before tax. For 2005 and 2004 the WACC was 12%. For 2003 and 2002 the WACC was 13% and for 2001 14%.

Return on equity	Income for the period expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

Discontinued operations
The Outdoor Products operations of the Group were distributed to shareholders in June 2006 under the name of Husqvarna AB. The Outdoor Products operations were transferred to Husqvarna AB at book values.
In accordance with IFRS 5, “Non-current Assets held for sale and Discontinued Operations” the net results for the distributed Outdoor Products operations are reported in the Group’s income statement under the item “Income for the period from discontinued operations”. This means that the figures for the former Outdoor Products operations are excluded from the sales and expenses reported in the income statement for the current period and for corresponding periods in 2005. Similarly, Outdoor Products operations are reported in the cash-flow statement under “Cash flow from discontinued operations”. The adjustments have been made on the basis of the actual reporting for the operations within the Outdoor Products operations. In addition, a representative share of common Group costs has been allocated. Adjustments have also been made for historical financing and tax charges for the Outdoor Products operations.
The balance sheet as of June 30, 2006 does not include Outdoor Products operations. Comparative periods in 2005 comprise the original figures, including the Outdoor Products operations.
Pro forma
The main differences between the accounting principles described above and pro forma statements with regard to the income statement refer mainly to adjustments for financial costs for borrowings, administrative costs, and taxes which Husqvarna incurs as an independent group. For information on pro forma figures, visit Husqvarna, www.husqvarna.com website.
Pro forma figures for Electrolux 2005 were issued in the press release of April 6, 2006 “Proposal on distribution of shares in Husqvarna AB to AB Electrolux shareholders”. The press release is available on www.electrolux.com website.

This report has not been audited.
Telephone conference and presentation
A telephone conference will be held at 15.00 CET on July 18, 2006. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux. Mr Stråberg will be accompanied by Fredrik Rystedt, CFO.
A slide presentation will be available on the Electrolux website www.electrolux.com/ir
Financial Reports in 2006
Interim Report July — September            October 25
For more information
Peter Nyquist, Vice President, Investor Relations and Financial Information: +46 8 738 60 03 Financial information from Electrolux is also available at www.electrolux.com/ir
Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.